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                             eCommercial.com, Inc.
                            95 Enterprise, Suite 360
                             Aliso Viejo, CA 92656


February 7, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

RE:  eCommercial.com, Inc.
     Registration Statement on Form 10
     (File No. 0-28403)

Ladies and Gentlemen:

The above referenced registration statement was filed with the Securities and Exchange Commission by eCommercial.com, Inc. on December 7, 1999 and would have become effective by operation of the statute on February 7, 2000 in accordance with Section 12(g) of the Securities Act of 1934. Inasmuch as the staff has asked for extensive revisions, they have suggested that the registrant withdraw the registration before it becomes effective and submit a revised registration statement in response to such comments. Accordingly, the registrant hereby withdraws the above referenced registration statement before it becomes effective.

The registrant will re-file the registration statement and will request acceleration of its effective date as soon as the staff have completed their review.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this application, please contact the Company's Chief Financial Officer, Michael R. Friedl (949-916-8705), or Kevin A. Coyle (9160-930-3200) of Gray Cary Ware & Freidenrich LLP.

Very truly yours,

eCommercial.com, Inc.



/s/ Michael R. Friedl
Chief Financial Officer